January 29, 2010
Ms. Pamela Long
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

Re:	Diamond Hill Investment Group, Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed March 13, 2009 Definitive Proxy Statement on Schedule 14A filed on April 9, 2009 File No. 000-24498
Dear Ms. Long:
We are presenting our responses to the comments received in your letter dated December 14, 2009. Our responses follow your comments, which we have reproduced in bold print. In connection with this response, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings,
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the year ended December 31, 2008
Item 1. Business, page 3
Contractual Relationships with Diamond Hill Funds, page 7
1.
Given the significance that the contractual relationships with the Funds have on your business, please expand your disclosure to describe in greater detail the material terms of these contractual arrangements. We note that in your “A significant portion of the Company’s revenues are based on contracts with the Diamond Hill Funds...” risk factor disclosure on page 9 you disclose only the short term upon which these investment advisory contracts may be terminated. Further, please confirm to us that all material terms of your agreements with the Funds are included in the form of agreement filed as exhibit 10.1.

Registrant Response: We have addressed your comment by expanding the disclosure contained in Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which was filed on January 29, 2010 (our “Amended Form 10-K”). In addition, we confirm that all material terms of our agreements with the Funds are included in the form of agreement filed as exhibit 10.1.
Item 5. Market for Registrants Common Equity, page 10
2.	Please provide the tabular disclosure required by Item 201(d) of Regulation S-K.
Registrant Response: We have addressed your comment by expanding the disclosure contained in our Amended Form 10-K.
Item 15. Exhibits, Financial Statement Schedules, page 36
3.
Please revise the descriptions of exhibits 10.1 and 10.2 to clearly and specifically identify the location of the documents you are incorporating by reference, as well as the entity that filed those documents. In this regard, we note that Diamond Hill Funds appears to have filed each of the documents as an exhibit to a post-effective amendment to a registration statement.

Registrant Response: We have addressed your comment by revising the descriptions of exhibits 10.1 and 10.2 contained in our Amended Form 10-K.
Signatures
4.	Please have your principal accounting officer or controller sign the Form 10-K. Refer to General Instruction D to Form 10-K.
Registrant’s Response: We will ensure that future filings reflect the signature of our principal accounting officer or controller.
Definitive Proxy Statement of Schedule 14A filed on April 9, 2009
Executive Officers and Compensation Information, page 13
5.
We note your disclosure that the company has only two named executive officers. We also note disclosure in the last paragraph of your “Competitor Compensation Data” discussion on page 15 where the disclosure references “top three paid executives.” Please tell us how you determined the persons covered in accordance with Item 402(a)(3) of Regulation S-K and related Instructions 1 and 2.

Registrant Response: The third “paid executive” referred to in the Competitor Compensation Data disclosure is not an “executive officer” of the Company (as defined in Rule 3b-7 of the Securities Exchange Act of 1934) and is therefore not disclosed as a “named executive officer.” This individual is not in charge of a principal business unit or division and does not perform in a policy making function for the Company.

Compensation Discussion and Analysis, page 13
6.
Please disclose how you determine the amount of base salary for each named executive officer. See Item 402(a)(v) of Regulation S-K. Please also provide a discussion of the specific factors considered in setting the base salary for each named executive officer in 2008. See Item 402(b) of Regulation S-K.

Registrant Response: We have addressed your comment by expanding the disclosure contained in our Amended Form 10-K.
Determination of Incentive Compensation Amount, page 15
7.
Your disclosure about how the amount of incentive compensation gets determined is overly broad and generic. There is very little analysis of how financial performance targets were determined, what their level of achievement was, and whether the compensation committee’s assessment of individual performance was based upon review of pre-established individual goals or whether it was based upon the committee’s subjective determination.

Registrant Response: We have addressed your comment by expanding the disclosure contained in our Amended Form 10-K.
8.
We note your disclosure that a lesser amount of the bonus pool may be mutually agreed upon between the CEO and the compensation committee. Please revise your disclosure to clearly define the CEO’s role in making executive compensation decisions. Please see item 402(b)(2)(xv) of Regulation S-K.

Registrant Response: We have addressed your comment by expanding the disclosure contained in our Amended Form 10-K.
Competitor Compensation Data, page 15
9.
While you disclose here that you do not benchmark your compensation, it appears that you engage in some form of benchmarking when determining the amount of the bonus pool. Please explain in reasonable detail the survey in which you participate with other investment management firms, and how the results of the survey have affected the compensation committee’s decisions. We may have additional comments upon review of your response.

Registrant Response: We have addressed your comment by expanding the disclosure contained in our Amended Form 10-K.

10.
Your CD&A provides minimal, if any, analysis as to how the ultimate level of these equity awards was determined. We note footnote (1) disclosure to your summary compensation table on page 16 where you disclose that the awards were made for “satisfaction of performance goals” without identifying what they are. For each named executive, please provide a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

Registrant Response: We have addressed your comment by expanding the disclosure contained in our Amended Form 10-K.
Grants of Plan Based Awards, page 17
11.
In footnote (1) you reference certain participation agreements between you and the two named executives. Please tell us what consideration you have given to filing these agreements as exhibits to your annual report. Please revise your disclosure to describe the material terms of these agreements.

Registrant Response: We have addressed your comment by filing a form of participation agreement as an exhibit to our Amended Form 10-K and by expanding the disclosure contained in our Amended Form 10-K.
12.
Please disclose how the compensation committee has exercised its discretion in the past for the purpose of determining the cash and stock portions of the award amount. Please see Item 402(b)(2)(vi) of Regulation S-K.

Registrant Response: In the course of establishing the applicable incentive award amounts for any particular year, the Compensation Committee determines the portion of each award that will be paid in cash and the portion that will be paid in stock. The Committee exercises its discretion year-to-year in setting these amounts but does not exercise any discretion to adjust such amounts after the awards are made. We have expanded the disclosure of this process in our Amended Form 10-K.

13.
Please revise your disclosure to provide a brief narrative of the different plans pursuant to which various forms of compensation are awarded. We note that throughout your footnote disclosure here you make reference to different plans, such as the 2006 Performance Based Compensation Plan and the annual incentive plan for 2008.

Registrant Response: We maintain two plans under which annual incentive awards are made — the 2006 Performance-Based Compensation Plan and the 2005 Employee and Director Equity Incentive Plan. The 2006 plan creates the general framework for these awards, and the stock portions of the awards are paid in the form of “stock grants” under the 2005 plan. The references to “annual incentive plans” refer only to the annual goals and bonus opportunities established by the Compensation Committee under the foregoing plans. We have addressed your comment by expanding the disclosure contained in our Amended Form 10-K, and in the future we will cross-reference to this expanded disclosure in the narrative discussion following the grants of plan based awards table.
We believe that we considered and appropriately responded to all the staff’s comments. However, if you have questions regarding our responses, you may contact me at 614.255.3353.
Sincerely,
/s/ James F. Laird
Chief Financial Officer
Diamond Hill Investment Group, Inc.